Filed Pursuant to Rule 433
Registration Statement No. 333-228352

Regeneron Announces Secondary Offering of its Common Stock Held by Sanofi and $5 Billion Stock Repurchase

TARRYTOWN, N.Y., May 25, 2020— Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN) today announced the commencement of an underwritten public secondary offering of its common stock through which Sanofi (NASDAQ: SNY) intends to exit its investment in Regeneron shares. The shares being offered by Sanofi will be sold in an underwritten public offering. Sanofi currently owns approximately 23.2 million Regeneron shares and intends to sell approximately 12.8 million shares in the public offering.1 Sanofi also expects to grant the underwriters a 30-day option to purchase an additional 10% of the shares offered in the base offering. The registered offering and share repurchase will have no impact on the ongoing collaboration between Regeneron and Sanofi.

Regeneron also announced today that subject to and immediately following the close of the secondary offering, Regeneron agreed to repurchase approximately $5 billion of common stock directly from Sanofi. The purchase price to be paid by Regeneron will be equal to the net offering price per share after deducting any underwriters’ discount and commission. Regeneron will fund the purchase with a combination of $3.5 billion of cash on hand and $1.5 billion of fully-committed bridge financing from Goldman Sachs Bank USA.

Following the offering and Regeneron’s $5 billion share repurchase, and assuming that the underwriters exercise their option to purchase additional shares in full, Sanofi will have disposed of all of its shares, other than 400,000 shares it intends to retain. Regeneron will not receive any of the proceeds from the sale of shares in this offering. The offering will occur simultaneously in the United States and internationally through underwriters led by BofA Securities and Goldman Sachs as joint book-running managers.

Regeneron has filed a registration statement (including a prospectus) with the SEC for the offering. Before you invest, you should read the prospectus in that registration statement and other documents Regeneron has filed and will file with the SEC, including the preliminary prospectus supplement to be filed by Regeneron with the SEC, for more complete information about Regeneron and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement, when available, if you request them by contacting BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526, or via email: prospectus-ny@ny.email.gs.com.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

1 Based on the Friday May 22, 2020 closing price of $569.91.

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About Regeneron Pharmaceuticals, Inc.

Regeneron is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, Regeneron's unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in Regeneron's laboratories. Regeneron's medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases, and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through its proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center®, which is conducting one of the largest genetics sequencing efforts in the world.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties relating to the completion, timing, and terms of the described transactions, including the offering, the repurchase of Sanofi’s shares, and the debt financing described herein, and actual events or results may differ materially from these forward-looking statements. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, among others: (i) whether we will be able to consummate the described transactions, (ii) the satisfaction of customary closing conditions with respect to the described transactions, (iii) prevailing market conditions, and (iv) the impact of general economic, industry, or political conditions in the United States or internationally, including as a result of, among other risks and uncertainties, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron's business and its employees, collaborators, suppliers, and other third parties on which Regeneron relies, Regeneron's and its collaborators' ability to continue to conduct research and clinical programs, Regeneron's ability to manage its supply chain, net product sales of products marketed by Regeneron and/or its collaborators (collectively, "Regeneron's Products"), and the global economy; the impact of the transactions discussed in this press release on Regeneron’s business and financial condition; the nature, timing, and possible success and therapeutic applications of Regeneron's Products and Regeneron's product candidates and research and clinical programs now underway or planned, including without limitation EYLEA® (aflibercept) Injection, Dupixent® (dupilumab), Libtayo® (cemiplimab), Praluent® (alirocumab), Kevzara® (sarilumab), fasinumab, evinacumab, REGN-EB3, garetosmab, pozelimab, Regeneron's oncology programs (including its costimulatory bispecific portfolio), Regeneron's COVID-19 antibody program and other earlier-stage programs, and the use of human genetics in Regeneron's research programs; the likelihood and timing of achieving any of our anticipated development milestones; unforeseen safety issues resulting from the administration of Regeneron's Products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron's Products and product candidates in clinical trials; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron's late-stage product candidates and new indications for Regeneron's Products, including without limitation EYLEA, Dupixent, Libtayo, Praluent, Kevzara, fasinumab, evinacumab, garetosmab, pozelimab, REGN1979, and REGN-EB3; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; ongoing regulatory obligations and oversight impacting Regeneron's Products (such as EYLEA, Dupixent, Libtayo, Praluent, and Kevzara), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron's ability to continue to develop or commercialize Regeneron's Products and product candidates; competing drugs and product candidates that may be superior to Regeneron's Products and product candidates; uncertainty of market acceptance and commercial success of Regeneron's Products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary), on the commercial success of Regeneron's Products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron's collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron's Products and product candidates; coverage and reimbursement determinations by third-party payors, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron's agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to Dupixent and Praluent), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron's business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron's filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 2019 and its Form 10-Q for the quarterly period ended March 31, 2020. Any forward-looking statements are made based on management's current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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Regeneron Contacts: Media Relations Hala Mirza Tel: +1 (914) 847-3422 Hala.Mirza@regeneron.com	Investor Relations Justin Holko Tel: +1 (914) 847-7786 Justin.Holko@regeneron.com

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